UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25

                                                          SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING           0-15027


  (Check One):   [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                 [ ] Form N-SAR
                 For Period Ended:  March 31, 1995


                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: _______________________


           Read Instruction (on back page) Before Preparing Form.
                            Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  _____________________________________________________________________


  PART I - REGISTRANT INFORMATION

  Banyan Mortgage Investors L.P. II
  _____________________________________________________________________
  Full Name of Registrant

  ______________________________________________________________________
  Former Name if Applicable

  c/o KPMG Peat Marwick LLP, One Boston Place, Attention:
  Mr. Stephen B. Darr
  _____________________________________________________________________
  Address of Principal Executive Office (Street and Number)

  Boston, Massachusetts  02108
  _____________________________________________________________________
  City, State and Zip Code


  PART II - RULES 12b-25(b) AND (c)


  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                 effort or expense;
  [X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-
                 Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)  The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.


  PART III - NARRATIVE

  State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

            Banyan Mortgage Investors L.P. II (the "Partnership") is party to an arbitration proceeding relating to the termination of the employment by the Partnership of its former chief executive officer and president of its general partner and a lawsuit relating to the termination of an administrative services agreement under which the Partnership received various administrative and accounting services. The parties are engaged in negotiations of documentation to settle the arbitration and the lawsuit. To the knowledge of the Partnership, such settlement remains subject to documentation and may also be subject to certain approvals. In addition, because the Partnership does not control the other parties to the negotiations, and in view of the current status of such negotiations (which are not expected to be completed prior to May 15, 1995) and the prior relations among the parties, no effort or expense of the Partnership would eliminate the uncertainty as to the success (or lack of success) of the negotiations or the receipt of necessary approvals prior to May 15, 1995. If such negotiations are successful, disclosure with respect thereto would be required under
       Part II, Item 1, Legal Proceedings, of the Partnership's report on Form 10-QSB to be filed for the quarterly period ended March 31, 1995 and elsewhere in such periodic report, including Part I, Item 2, Management's Discussion and Analysis, and there would be a change in the results of operations reflected by the earnings statement of the Partnership for such quarterly period by the recording of a provision for settlement of arbitration and litigation matters in the approximate amount of $97,450.


  PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification


       Timothy M. Lindamood           (617)              338-2995
       ________________________________________________________________
              (Name)               (Area Code)      (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                    [X] Yes  [ ] No
       __________________________________________________________________

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X] Yes  [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            See the response to Part III - Narrative set forth above.

  ________________________________________________________________________


                       Banyan Mortgage Investors L.P. II
                 (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                BANYAN MORTGAGE INVESTORS L.P. II

                                By:  Banyan Mortgage Investors II, Inc.
                                          General Partner


  Date May 15, 1995             By:  /s/ Philip H. Brady, Jr.
                                     Acting President and Acting
                                          Chief Financial Officer